UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Rodgers Silicon Valley Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

774873 103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 774873 103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Rodgers Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,750,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,750,000(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include 6,000,000 shares issuable upon exercise of 6,000,000 warrants. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 4, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 774873 103	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Thurman J. Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,750,000(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 5,750,000(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of shares owned by Rodgers Capital, LLC. Does not include 6,000,000 shares issuable upon exercise of 6,000,000 warrants owned by Rodger Capital, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 4, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 774873 103	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Rodgers Silicon Valley Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

535 Eastview Way
Woodside, CA 94062

Item 2.

(a)	Name of Person Filing:

Rodgers Capital, LLC

Thurman J. Rodgers

(b)	Address of Principal Business Office or if none, Residence:

c/o Rodgers Silicon Valley Acquisition Corp.

535 Eastview Way
Woodside, CA 94062

(c)	Citizenship:

Rodgers Capital, LLC – Delaware

Thurman J. Rodgers – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 774873 103

Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Rodgers Capital, LLC – 5,750,000 shares.

Thurman J. Rodgers – 5,750,000 shares. Consists of shares of common stock owned by Rodgers Capital, LLC.

The foregoing does not include 6,000,000 shares issuable upon exercise of 6,000,000 warrants owned by Rodgers Capital, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 4, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

Thurman J. Rodgers has voting and dispositive power over the securities owned by Rodgers Capital, LLC.

CUSIP No. 774873 103	13G	Page 5 of 6 Pages

(b)	Percent of Class:

Rodgers Capital, LLC –20.0%

Thurman J. Rodgers – 20.0%

The foregoing percentages are based on 28,750,000 shares of common stock outstanding as of December 31, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Rodgers Capital, LLC – 5,750,000 shares.

Thurman J. Rodgers – 5,750,000 shares.

(ii)	shared power to vote or to direct the vote:

Rodgers Capital, LLC – 0 shares.

Thurman J. Rodgers – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Rodgers Capital, LLC – 5,750,000 shares.

Thurman J. Rodgers – 5,750,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

Rodgers Capital, LLC – 0 shares.

Thurman J. Rodgers – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 774873 103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

RODGERS CAPITAL, LLC

By:	/s/ Thurman J. Rodgers
Name: Thurman J. Rodgers
Title: Managing Member

/s/ Thurman J. Rodgers
Thurman J. Rodgers